

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2009

<u>VIA U.S. Mail and Facsimile (724) 654-3300</u>

Donald T. Hillier
Principal Financial Officer
Axion Power International, Inc.
3601 Clover Lane
New Castle, PA 16105

> **Re:** **Axion Power International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 1, 2009**
> **Forms 10-Q for the fiscal quarter ended June 30, 2009**
> **File No. 000-22573**

Dear Mr. Hillier:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements

Note 2. Accounting Policies, page 45

Revenue Recognition, page 47

1.   We see that you are recognizing revenue on specialty batteries and batteries
        produced on a sub-contract. In future filings please more specifically describe
        your revenue recognition practices and clarify how you apply the general criteria
        from SAB Topic 13 in your circumstances. In that regard, please clarify what you
        consider to be pervasive evidence of an arrangement, describe your basis for
        concluding that the price is fixed and determinable and describe how you
        determine that collection is reasonably assured. To the extent relevant and
        material, please also address warranties, return policies, discounts, credits and
        post shipment obligations, including the impact of these matters on your revenue
        practices.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 85

2.   We note your disclosure that your assessment of internal control over financial
        reporting was conducted using the criteria in *Internal Control over Financial
        Reporting – Guidance for Smaller Public Companies* issued by the Committee of
        Sponsoring Organizations of the Treadway Commission ("COSO"). Please tell us
        specifically what control framework you applied in performing your assessment
        of internal control over financial reporting. In that regard, please tell us how the
        framework you used is an acceptable framework as discussed in SEC Release No.
        33-8810: Commission Guidance Regarding Management's Report on Internal
        Control over Financial Reporting under Section 13(a) or 15(d) of the Securities
        Exchange Act of 1934.

3.   We see that you have presented certain information about plans to remediate the
        reported material weaknesses. However, it is not clear how your disclosure is
        complete under Item 308T(b) of Regulation S-K. Under that guidance, you
        should disclose any actual change in internal control over financial reporting
        during the last fiscal quarter that has materially affected, or that is reasonably
        likely to materially affect, internal control over financial reporting. This comment
        also applies to parallel disclosure in Forms 10-Q. Please advise us and
        appropriately expand future filings.

Exhibits 31.1 and 31.2

4.   We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the
proper form. The required certifications must be in the exact form prescribed; and,
the wording of the required certifications may not be changed in any respect.
Accordingly, please file an amendment to your Form 10-K that includes the entire
filing together with the certifications of each of your current CEO and CFO in the
form currently set forth in Item 601(b)(31) of Regulation S-K.

5.   In this regard, please note that the certifications pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002 are representations made by the CEO and CFO of
the registrant in an individual capacity and not as members of management or
officers of the Company. In future filings please revise the certifications to
remove the title of the certifying individual from the first sentence of the
certifications. Refer to Item 601 of Regulation S-K. This comment also applies to
the Section 302 certifications included in Forms 10-Q.

Form 10-Q for the fiscal quarter ended June 30, 2009

Item 1. Financial Statements

Note 5. Warrants, page 9

6.   We reference the disclosure on page 21 that the warrants issued in the Quercus
transaction include anti-dilution provisions for adjustment of the exercise price in
the event you issue additional shares of common stock or securities convertible
into common stock at a price less than $1.00 per share. Please tell us how you
considered the impact of the apparent down-round provision on your accounting
for the warrants as of January 1, 2009. Refer to FASB ASC 815-40-15-5 through
7 (EITF 07-05). Please also address any other warrants outstanding as of January
1, 2009 that include round-down provisions as described in the cited guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Grant Activities, page 16

7.   We note the discussion of $2.4 million of grants awarded during 2008 and 2009.
If receipts from grants are expected to be material, in future filings please provide
accounting policy disclosure for proceeds from grants. Please also address the
specific accounting applied for any individually significant amounts.

Item 4T. Controls and Procedures, page 22

Management's Report on Internal Control over Financial Reporting, page 22

8.   We reference the disclosures that you conducted assessments of internal control over financial reporting as of March 31, 2009 and as of June 30, 2009. As a smaller reporting company, under Item 4T of Form 10-Q you are only required to furnish the information required by Items 307 and 308T(b) of Regulation S-K. In this regard, management's assessment of the effectiveness of internal control over financial reporting is provided on an annual basis in your Form 10-K, as set forth in Item 308T(a) of Regulation S-K. Please tell us why management's assessment of the effectiveness of internal control over financial reporting was provided for the interim periods and clarify whether assessments under Item 308T(a) of Regulation S-K were actually performed as of March 31, 2009 and as of June 30, 2009.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Donald T. Hillier
Axion Power International, Inc.
October 27, 2009
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer